Exhibit 99.2
Incorporated in Jersey, Channel Islands
(LSE: RRS) (NASDAQ: GOLD)
www.randgoldresources.com
ANNOUNCEMENT OF Q2 RESULTS — TUESDAY 28 JULY 2009
* RELEASE
The Q2 results will be released electronically on Tuesday 28 July 2009 at 07:00UK. The full results will also be published on our website at www.randgoldresources.com. The PowerPoint presentation will be available on the site from 11:30UK.
* GROUP PRESENTATION — LONDON
Date: Tuesday 28 July 2009
Time: 11:45 for 12:00 (followed by a finger lunch)
Venue: Forum 1, London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
If you wish to attend the above presentation, please contact Kathy du Plessis at randgoldresources@dpapr.com or on +44 20 7557 7738.
SIMULTANEOUS AUDIO WEBCAST OF PRESENTATION
A live Audio Webcast of the presentation to analysts will be available on the company’s website from 12:00UK and will remain on the site for later viewing.
QUESTIONS
Submit any questions relating to the results to randgoldresources@dpapr.com and you will receive a prompt response.
* CONFERENCE CALL — INTERNATIONAL INVESTOR CALL
08:00 Pacific (USA/Canada) * 11:00 Eastern (USA/Canada) * 16:00 UK * 17:00 Central Europe/SA
DIAL-IN NUMBERS — LIVE CALL Access code ‘RANDGOLD RESOURCES’
UK — Toll-free 0800 917 7042
USA — Toll 1-412 858 4600, Toll-free 1-800 860 2442
Canada — Toll-free 1-866 519 5086
Europe — Toll +41 916 105 600, Toll-free +800 246 78 700
Hong Kong — Toll + 27 11 535 3600
Australia — Toll-free 1-800 350 100
South Africa — Toll 011 535 3600, Toll-free 0800 200 648
OPTION — WE CALL YOU
If you wish us to call you for the conference call, please contact us (details below).
PLAYBACK — (replay available 2 hours after the call, for 48 hours) Access Code 2649#
UK — Toll-free 0808 234 6771
USA and Canada — Toll 1 412 317 0088
Europe — Toll +41 91 612 4330
South Africa — Toll 011 305 2030
TRANSCRIPT

Please advise us, with your details, if you would like to be sent a copy of the transcript of the conference call.
Enquiries: Kathy du Plessis
Randgold Resources Investor and Media Relations
randgoldresources@dpapr.com
Tel: +44 20 7557 7738
www.randgoldresources.com